Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Sierra Lake Acquisition Corp. on Amendment No. 4 to Form S-1 (File No. 333-253479) of our report dated February 24, 2021, except for the Fair Value Measurements and Derivative Financial Instruments in Notes 2 and 7 as to which the date is August 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Sierra Lake Acquisition Corp. as of February 2, 2021 and for the period from January 26, 2021 (inception) through February 2, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

August 31, 2021